Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF DESIGNATION

OF

SERIES E CONVERTIBLE PREFERRED STOCK

OF

STAFFING 360 SOLUTIONS.

Staffing 360 Solutions, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 242 thereof, hereby certifies that the following resolutions amending the rights of the Series E Convertible Preferred Stock (which shall include Series E and Series E-1 Convertible Preferred Stock) (a) were duly adopted by the Board of Directors of the Corporation (the “Board of Directors”) pursuant to authority conferred upon the Board of Directors by the provisions of the Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), and the Amended and Restated Bylaws of the Corporation (the “Bylaws”), at a duly held meeting of the Board of Directors held on February 7, 2019, and (b) was consented to by the sole holder of the outstanding shares of Series E Convertible Preferred Stock and Series E-1 Convertible Preferred Stock (the “Series E Preferred Stock”).

RESOLVED, that effective upon the filing of this Certificate of Amendment to Certificate of Series E Convertible Preferred Stock (this “Certificate of Amendment”), the Certificate of Designation of Series E Convertible Preferred Stock dated and filed with the Delaware Secretary of State on November 18, 2018 (the “Certificate of Designation”), are hereby amended as follows:

1.	Section 3.3 of the Certificate Designation is hereby amended and restated in its entirety to read as follows:

“3.3 Priority.  No dividends shall be declared or paid nor funds set apart for the payment of dividends on any Junior Securities for so long as any Series E Convertible Preferred Stock is issued and outstanding. Notwithstanding the foregoing, the Company shall be permitted to (a) in respect of the Series A Preferred Stock of the Company, during the period commencing on November 15, 2018, and ending on November 14, 2019, pay cash dividends thereon provided that the aggregate monthly amount of all such Series A Preferred Stock dividends shall not exceed $17,000, and (b) pay a quarterly cash dividend to the holders of its Common Stock in the amount of one cent per share of Common Stock issued and outstanding, provided, that such cash dividend does not exceed $100,000 in the aggregate per fiscal quarter of the Company, and provided with respect to both subsections (a) and (b), at the time of the making of such dividend no Preferred Default shall exist or would result therefrom.

RESOLVED, that the Certificate of Designation as amended by the Certificate of Amendment shall remain in full force and effect except as expressly amended hereby.

[signature page follows]

THE UNDERSIGNED, being a duly authorized officer of the Corporation, does file this Certificate of Amendment to Certificate of Series E Convertible Preferred Stock, hereby declaring and certifying that the facts herein stated are true and accordingly has hereunto set his hand this 7th day of February, 2019.

By:/s/ Brendan Flood

Name: Brendan Flood

Title:	President and Chief Executive Officer